SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Section 13a-16 or 15d-16
of the Securities Exchange Act of 1934

December 6, 2005

JSG FUNDING PLC

(formerly known as MDP Acquisitions plc)

(Translation of registrant’s name into English)

Beech Hill
Clonskeagh
Dublin 4
Ireland
Telephone: +353 (1) 202-7000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐          No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Completion of Merger

As previously disclosed, on November 23, 2005, JSG Packaging Limited (“Parent”), JSG Acquisitions, Smurfit Kappa Feeder G.P. Limited (in its capacity as general partner of Smurfit Kappa Feeder L.P.), certain investment funds managed or advised by Cinven Limited and certain investment funds managed or advised by CVC Capital Partners Limited, which are the controlling shareholders of Kappa Holding B.V. (“Kappa”), and the other Kappa shareholders entered into a Share Purchase Agreement (the “Share Purchase Agreement”).  Pursuant to the Share Purchase Agreement, Parent and its subsidiaries and Kappa and its subsidiaries merged their respective operations on December 1, 2005.  The combined company is referred to as the Smurfit Kappa Group.  The merger was completed through the issue of class B ordinary shares of Parent and the payment of consideration comprising approximately €300 million in cash and the issuance of a subordinated promissory note in the amount of approximately €75 million to Kappa’s shareholders.  The final values of the cash consideration and promissory note will not be known until certain closing adjustments have been completed.  As a result of the merger, Parent’s shareholders own 58.3% and Kappa’s shareholders own 41.7% of the Smurfit Kappa Group.

A copy of the Share Purchase Agreement is attached hereto as Exhibit 1.

New Senior Credit Facility

In connection with the merger, on November 30, 2005, Jefferson Smurfit Group Limited (“Jefferson Smurfit Group”), JSG Acquisitions, certain other subsidiaries of Jefferson Smurfit Group, as borrowers or guarantors, Deutsche Bank AG, London Branch, Citigroup Global Markets Limited, Credit Suisse First Boston International and JP Morgan PLC, as arrangers, certain lenders named therein, and Deutsche Bank AG, London Branch, as issuing bank, facility agent and security agent, entered into a senior credit facility (the “New Senior Credit Facility”).  This facility consists of a €500 million amortizing A Tranche maturing in 2012, a €1,211 million B Tranche maturing in 2013 and a €1,211 million C Tranche maturing in 2014.  The borrowers have €875 million of additional borrowing availability under the New Senior Credit Facility, including a €600 million revolving credit facility.  On December 1, 2005, €2,622 million and US$175 million was drawn under the New Senior Credit Facility to fund the initial cash consideration for the Kappa shares, to refinance the existing senior credit facility of JSG Acquisitions and the existing senior credit facility of Kappa Packaging B.V. (“Kappa Packaging”), and to fund the redemption price for the 10 5/8% Senior Subordinated due 2009 and the 12 1/2% Senior Subordinated Discount Notes due 2009 issued by Kappa Beheer B.V., and to pay related costs and expenses.

A copy of the New Senior Credit Facility is attached hereto as Exhibit 2.

Priority Agreement

In connection with the New Senior Credit Facility, on November 30, 2005, Jefferson Smurfit Group, certain subsidiaries of Jefferson Smurfit Group, as obligors, certain banks and financial institutions named therein as senior creditors, Deutsche Bank Trust Company Americas, as bond trustee, Adavale (Netherlands) B.V., as junior creditor, certain banks and financial institutions named therein as hedging banks, and Deutsche Bank AG, London Branch, as senior agent and security agent, entered into a priority agreement (the “Priority Agreement”).  The Priority Agreement provides, among other things, that each of the intercompany loans made by JSG Funding plc to JSG Acquisitions is subordinated in right of payment to the prior payment in full in cash of all obligations of JSG Acquisitions in respect of senior obligations under the New Senior Credit Facility.  The intercompany loans consist of JSG Funding plc’s loans to JSG Acquisitions of the gross proceeds JSG Funding plc received from the issuance of 9 5/8 % senior notes due 2012, 10 1/8 % senior notes due 2012 and 7.75% senior subordinated notes due 2015.

A copy of the Priority Agreement is attached hereto as Exhibit 3.

Press Release

On December 1, 2005, Smurfit Kappa Group issued a press release announcing completion of the merger of Jefferson Smurfit Group and Kappa Packaging.  A copy of the press release is attached hereto as Exhibit 4.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JSG FUNDING PLC

Date: December 6, 2005	By:	/s/ Ian J. Curley
Ian J. Curley
Director and Chief Financial Officer

LIST OF EXHIBITS

The following exhibits have been filed as part of this Form 6-K:

Exhibit	Description

1

Share Purchase Agreement, dated November 23, 2005, among JSG Packaging Limited, JSG Acquisitions, Smurfit Kappa Feeder G.P. Limited (in its capacity as general partner of Smurfit Kappa Feeder L.P.), certain investment funds managed or advised by Cinven Limited and certain investment funds managed or advised by CVC Capital Partners Limited, which are the controlling shareholders of Kappa Holding B.V. (“Kappa”), and the other Kappa shareholders.

2

Senior Credit Facility, dated November 30, 2005, among Jefferson Smurfit Group Limited, JSG Acquisitions, certain other subsidiaries of Jefferson Smurfit Group Limited as borrowers or guarantors, Deutsche Bank AG, London Branch, Citigroup Global Markets Limited, Credit Suisse First Boston International and JP Morgan PLC, as arrangers, certain lenders named therein, and Deutsche Bank AG, London Branch, as issuing bank, facility agent and security agent.

3

Priority Agreement, dated November 30, 2005, among Jefferson Smurfit Group Limited, the companies named therein as obligors, the banks and financial institutions named therein as senior creditors, Deutsche Bank Trust Company Americas, as bond trustee, Adavale (Netherlands) B.V., as junior creditor, the banks and financial institutions named therein as hedging banks, and Deutsche Bank AG, London Branch, as senior agent and security agent.

4	Smurfit Kappa Group press release, dated December 1, 2005, announcing completion of the merger of Jefferson Smurfit Group and Kappa Packaging.